Exhibit 99.1

LEE ROTH, KCSA WORLDWIDE: Thank you Jackie and good day everyone. This is Lee Roth Vice President of Investor Relations at KCSA Worldwide, IR Counsel for Saifun. With me on the call today are Dr. Boaz Eitan, Chairman and Chief Executive Officer, and Mr. Igal Shany, Chief Financial of Saifun Semiconductors.

By now you should all have received a copy of our First Quarter 2007 Earnings Press Release, which was issued earlier this morning. If you have not, please refer to our web site at www.Saifun.com.

Before we begin, I would like to remind you that the information presented on this conference call may contain statements relating to current expectations, estimates, forecasts and projections of future events that are forward looking statements, as defined in the Private Securities Litigation Reform Act of 1995. These forward looking statements generally relate to the Company’s plans, objectives and expectations for future operations, and are based on management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.

For a discussion of these risks and uncertainties, please refer to the risk factor section in the Company’s most recent annual report on Form 20F filed with the U.S. Securities and Exchange Commission on April 2, 2007. These forward looking statements are made only as the date here of and we undertake no obligation to update or revise such forward looking statements with a result of new information, future events or otherwise.

With that said it is now my pleasure to turn the floor over to Boaz Eitan. Boaz go ahead please.

Boaz:

Thank you, Lee. Good day everyone and welcome to our first quarter call. Before I turn the call over to Igal for a review of the financials, I would like to share with you a few key points about the first quarter:
■	While we faced challenges during this quarter, our results were in line with expectations.
■	As we previously reported, we expected this quarter to be affected by the Qimonda decision to phase out its NROM-based activities.
■	On a positive note, Saifun licensees are moving forward with new and exciting solutions addressing all segments of the NVM market.
With this said, I pass the call over to Igal for a review of the financials, before providing additional color on the quarter and our outlook for Q2:

Igal:

Thank you Boaz.

Turning to our financial highlights, please note that we are referring to the Non-GAAP information presented in our press release.

Revenues for the first quarter were $9.6 million compared to $15.8 in the first quarter of 2006.

Our revenues are made up of Licensing and Service revenues as follows:

Licensing revenues for the first quarter were $5.9 million. Licensing revenues represented 62% of our total revenues this quarter. The majority of our licensing revenues this quarter were derived from Spansion and SMIC. The decrease in licensing revenues compared to last year was substantially due to Qimonda whereby this quarter we saw the end of licensing revenues and received only royalties that were based on Qimonda’s Q4 2006 NROM revenues.

Service revenues for the first quarter were $3.7 million. This quarter our top two service customers were Spansion and SMIC. The decrease in service revenues this quarter due to Qimonda was partially offset by an increase in service revenues from other licensees.

Gross margin for the first quarter was 68%. Gross margin on our service revenues was 16%.

Operating expenses for the first quarter were $4.0 million or 42% of revenues comprising 26% R&D and 16% SG&A. R&D together with cost of services in the first quarter was $5.6M or 58% of revenues compared to $5.4 million or 34% in the first quarter of 2006.

Operating income for the first quarter was $2.5 million or 26% of revenues compared to $8.7 million in the first quarter of 2006. The decline in operating margins this quarter compared to last year is a result of lower revenues this quarter.

Net income for the first quarter was $4.7 million or 49% of revenues compared to $10.7 million in the first quarter of 2006. Our non GAAP EPS for the first quarter was 0.15 cents per diluted share.

Stock based compensation for the first quarter, which was excluded in the Non GAAP information, was $1.4 million.

Total shares outstanding at the end of the first quarter were 31.5million shares. This quarter we bought 46,000 shares at an average price of $12.3 per share as part of the buyback program of up to 1.5 million shares announced by our board of directors. We intend to continue with this buy back program following the expiration of our quarterly black out period.

As of the end of March 2007, cash, short term investments and marketable securities were $232 million.

Now I would like to turn the call back over to Boaz,

Boaz –	Thank you Igal

During the quarter, we saw a number of encouraging signs from our partners and the broader market.

NROM continues to capture a significant share of the code flash market. Spansion, the established leader in the Code space, is further extending its position among NOR Flash developers through the ongoing introduction of new NVM solutions. In addition, Spansion recently launched a high-performance serial flash device based on our design. At 104 Megahertz, the 128 Megabit SPI Flash module has taken serial flash to new performance levels, making it an ideal solution for applications such as high-end printers, networking equipment and set top boxes.

Macronix, has more than doubled its NVM sales over the last twelve months and is quickly emerging as an important player in the space.

Despite these successes, the current price war in the Code space is affecting our licensees’ results, and although we were not affected this quarter, we recognize that if this trend continues our business may be affected as well.

On the embedded side, our licensees are making progress and we will see more products in production this year that incorporate our Embedded technology.

During the first quarter, Spansion entered the data market with the first MirrorBit Quad product, based on our unique 4-bit-per-cell technology. They are planning to follow this first product with a complete family of Quad solutions, with densities ranging from 256 Megabits to 2 Gigabits. MirrorBit Quad is being aimed at a host of applications including books, games, movies, music, and other digital-rich content.

Our collaboration with SMIC is continuing to evolve, and they are getting closer to having their first data flash product on the market, with a four-bit data product at eight Gigabits expected too.

Before we open the call to your questions, I would like to provide you with our outlook for the second quarter.
■	For the second quarter of 2007, the company expects revenues in the range of $8.7 million to $9.7 million
■	For the second quarter of 2007, the company expects Non-GAAP operating profit of approximately 20% of revenues

Thank you everyone. I would now like to open the call to your questions…